

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Ana Maria Mendez
President
Kinetic Group Inc.
2801 NW 74TH Avenue
Miami, FL 33122

> **Re: Kinetic Group Inc.**
> **Form 8-K filed May 3, 2024**
> **File No. 333-216047**

Dear Ana Maria Mendez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services